SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 1, 2004

THE ARISTOTLE CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	0-14669	06-1165854
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 358-8000

(Former name or former address, if changed since last report)

Page 1 of 2 Pages

Item 5. Other Events.

On March 1, 2004, the Company announced that it had declared cash dividends of $.33 and $.36 per share, respectively, on its outstanding shares of Series I Preferred Stock and Series J Preferred Stock. The dividends are payable on March 31, 2004, to holders of record on March 15, 2004.

The press release announcing said dividends is attached as Exhibit 99.1.

Item 12. Disclosure of Results of Operations and Financial Condition.

On March 1, 2004, The Aristotle Corporation issued a press release announcing financial results for the quarter and year ended December 31, 2003, a copy of which is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
and Secretary

Date: March 2, 2004

EXHIBITS

Exhibit 99.1 Press release issued March 1, 2004.

For Immediate Release   News Release

Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
Fiscal 2003 Results and Declares Semi-Annual Preferred Dividends

Stamford, CT, March 1, 2004 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its fiscal 2003 results of operations. For financial reporting purposes, the merger of Nasco International, Inc. into The Aristotle Corporation ("Aristotle") on June 17, 2002 was accounted for as a reverse merger. As a result, the historical financial information for the periods up to June 17, 2002 is that of Nasco, and for the periods after June 17, 2002 is that of Aristotle.

Fiscal 2003 Results

For the three months ended December 31, 2003, net revenue was $32.9 million versus $32.6 million in the fourth quarter of 2002. Gross profit margins in the 2003 fourth quarter increased to 38.1% from 37.0% in the same quarter of the prior year. Earnings before income taxes and extraordinary gain totaled $2.9 million in the 2003 quarter compared to $1.8 million in the prior year, and net earnings increased to $1.5 million compared to $1.0 million. Net loss applicable to common shareholders in the fourth quarter of 2003 was $.7 million, or $.04 per common share, compared to a loss of $1.1 million, or $.07 per common share, in the fourth quarter of 2002. The 2003 fourth quarter includes the accretion of $2.2 million of preferred dividends on the Series I and Series J preferred stocks issued on June 17, 2002, $1.7 million of expense related to the non-cash provision for deferred Federal income taxes, and $.1 million related to the non-cash provision for stock option expense was recognized. In the 2002 fourth quarter, $2.1 million in preferred dividends had accreted, the tax provision included $1.0 million of expense related to the non-cash provision for deferred Federal income taxes, and $.1 million related to the non-cash provision for stock option expense was recognized.

For the twelve months ended December 31, 2003, net revenue was $163.2 million versus $165.9 million in the twelve months of 2002. Gross profit margins in 2003 improved to 37.6% from 35.5% in the prior year. Earnings before income taxes and extraordinary gain for 2003 increased to $20.3 million from $16.7 million in 2002, and earnings before extraordinary gain increased to $12.0 million from $10.1 million. Earnings before extraordinary gain applicable to common shareholders for 2003 was $3.4 million, or $.20 per diluted common share, compared to $5.4 million, or $.33 per diluted common share, in 2002; an extraordinary gain in 2002 of $20.2 million ($1.25 per diluted common share) primarily resulted from the recognition through purchase accounting of $30.7 million of Federal tax benefits, partially offset by the elimination of Aristotle's pre-merger goodwill and long-term assets of $8.3 million. The 2003 fiscal year includes the accretion of $8.6 million of preferred dividends on the Series I and Series J preferred stocks issued on June 17, 2002, $6.7 million of expense related to the non-cash provision for deferred Federal income taxes, and $.5 million related to the non-cash provision for stock option expense was recognized. In the 2002 fiscal year, $4.6 million in preferred dividends had accreted, the tax provision included $3.4 million of expense related to the non-cash provision for deferred Federal income taxes, and $.3 million related to the non-cash provision for stock option expense was recognized.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "In the face of difficult challenges to top-line growth as a result of troubled state economies which are, by far, the major funding vehicles for public and private schools, your Company worked to improve profit contributions in 2003 with enviable success. Although net sales declined 1.6% compared to 2002, earnings before income taxes and extraordinary gain grew nearly 22% in 2003.   Management implemented effective measures throughout 2003 to enhance gross margins by more than 200 basis points while reducing selling and administrative expenses as a percent of sales by 27 basis points. These actions should provide sound infrastructure for future operating results as well."

Mr. Lapin added, "Complementing the growth rate in 2003 earnings, net cash generated by operations increased more than 40% in 2003 to $21.5 million. Aristotle used a portion of this cash to reduce its primary long-tem credit facility by $11.0 million, and to pay the preferred stock dividends. Your Company's cash flow benefited from the utilization of approximately $8.1 million of Federal net operating tax loss carryforwards in 2003, and $3.5 million in 2002 for the period post-merger.   The balance sheet at December 31, 2003 includes approximately $20.8 million of deferred tax benefits related to these Federal net operating tax loss carryforwards, net of valuation allowances."

Dean T. Johnson, Aristotle's Chief Financial Officer, noted, "The reported 2003 earnings of $.20 per diluted common share includes the impact from preferred stock cash dividends of $8.6 million for the full 12 months of 2003. In contrast, the reported 2002 earnings before extraordinary gain of $.33 per diluted common share reflects $4.6 million of such dividends accreted from the June 17, 2002 merger date through the end of the year. If 2002 reported results had included accreted preferred dividends for a full 12-month period, the 2002 earnings before extraordinary gain would have been $.09 per diluted common share."

Declaration of Semi-Annual Dividends

Aristotle also announced today that it has declared the semi-annual cash dividends of $.33 and $.36 per share, respectively, on its outstanding shares of Series I Preferred Stock and Series J Preferred Stock. The dividends are payable on March 31, 2004, to holders of record on March 15, 2004. Dividends are payable on Aristotle's preferred stock on March 31 and September 30, if and when declared by Aristotle's Board of Directors.

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Simulaids, Triarco, Summit Learning, Hubbard Scientific, Scott Resources, Spectrum Educational Supplies, Haan Crafts and To-Sew. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators and items for the agricultural, senior care and food industries. Aristotle has approximately 800 employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Woodstock, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are approximately 17 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and approximately 1.1 million shares outstanding of 11%, cumulative, convertible, voting, Series I preferred stock (NASDAQ: ARTLP); there are also approximately 11 million privately-held shares outstanding of 12%, cumulative, non-convertible, non-voting shares of Series J preferred stock. Aristotle has about 4,000 shareholders of record.

Further information about Aristotle can be obtained on its website, at www.aristotlecorp.net.

Safe Harbor under Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired companies; (iv) the ability of Aristotle to retain and utilize its Federal net operating tax loss carryforward position; and (v) general economic conditions. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-Q and 8-K.

Reference is also made to the risk factors set forth in Aristotle's final prospectus dated May 15, 2002 which was filed in connection with the merger with Nasco International, Inc.

THE ARISTOTLE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)
(Unaudited)

		Three Months Ended December 31,		Twelve Months Ended December 31,	
		2003	**2002**	**2003**	**2002**
Net sales	$	32,873	32,610	163,228	165,947
Cost of sales		20,335	20,537	101,864	107,005
Gross profit		12,538	12,073	61,364	58,942
Selling and administrative expense		9,098	10,064	39,535	40,644
Earnings from operations		3,440	2,009	21,829	18,298
Other expense (income):					
Interest expense, net		370	294	1,501	1,740
Other, net		125	(61)	60	(109)
		495	233	1,561	1,631
Earnings before income taxes and extraordinary gain		2,945	1,776	20,268	16,667
Income taxes:					
Current		(248)	(269)	1,552	3,242
Deferred		1,727	1,007	6,745	3,352
		1,479	738	8,297	6,594
Earnings before extraordinary gain		1,466	1,038	11,971	10,073
Extraordinary gain		-	-	-	20,237
Net earnings		1,466	1,038	11,971	30,310
Preferred dividends		2,154	2,149	8,604	4,647
Net earnings (loss) applicable to common shareholders	$	(688)	(1,111)	3,367	25,663
Basic earnings (loss) per common share:					
Earnings (loss) before extraordinary gain, applicable to common shareholders	$	(0.04)	(0.07)	0.20	0.34
Extraordinary gain		-	-	-	1.26
Net earnings (loss) applicable to common shareholders	$	(0.04)	(0.07)	0.20	1.60
Diluted earnings (loss) per common share:					
Earnings (loss) before extraordinary gain, applicable to common shareholders	$	(0.04)	(0.07)	0.20	0.33
Extraordinary gain		-	-	-	1.25
Net earnings (loss) applicable to common shareholders	$	(0.04)	(0.07)	0.20	1.58
Weighted average common shares outstanding:					
Basic		17,053,897	17,031,687	17,037,634	16,102,121
Diluted		17,053,897	17,031,687	17,181,084	16,205,602

THE ARISTOTLE CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Assets	December 31, 2003	December 31, 2002
	(unaudited)	
Current assets:		
Cash and cash equivalents	$ 5,566	11,299
Accounts receivable, net	11,881	12,452
Inventories	29,157	27,941
Prepaid expenses and other	5,942	7,766
Deferred income taxes	8,184	7,251
Total current assets	60,730	66,709
Property, plant and equipment, net	17,340	9,153
Goodwill	11,509	7,008
Deferred income taxes	15,081	21,761
Other assets	454	430
Total assets	$ 105,114	105,061

Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 1,415	9,108
Trade accounts payable	5,874	5,522
Accrued expenses	4,537	3,979
Accrued dividends payable	2,154	2,150
Income taxes	-	1,005
Total current liabilities	13,980	21,764
Long-term debt, less current installments	31,290	27,579
Stockholders' equity:		
Preferred stock, Series I, convertible, voting, 11% cumulative, $6.00 stated value; $.01 par value; 2,400,000 shares authorized, 1,068,622 and 1,046,716 issued and outstanding at December 31, 2003 and December 31, 2002, respectively	6,412	6,280
Preferred stock, Series J, non-voting, 12% cumulative, $6.00 stated value; $.01 par value; 11,200,000 shares authorized, 10,984,971 shares issued and outstanding	65,760	65,760
Common stock, $.01 par value; 20,000,000 shares authorized, 17,082,354 and 17,031,687 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	171	170
Additional paid-in capital	860	251
Accumulated deficit	(13,257)	(16,624)
Accumulated other comprehensive loss	(102)	(119)
Total stockholders' equity	59,844	55,718
Total liabilities and stockholders' equity	$ 105,114	105,061